EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

March 28, 2012	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML

EMGOLD IDENTIFIES GOLD TARGET AT ITS

KOEGEL RAWHIDE GOLD-SILVER PROPERTY IN NEVADA

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has identified a large gold exploration target at its recently acquired Koegel Rawhide Property (the "Property") in Mineral County, Nevada.  Emgold plans to proceed with a reconnaissance exploration program to further evaluate this target.  The Koegel Rawhide property, leased and staked by Emgold earlier this year, consists of 36 unpatented lode mining claims totaling 720 acres.

Since acquiring the Property, Emgold has now completed grade contouring of the historic and Emgold surface sample data on the Property.  This contouring indicates the presence of a mineralized zone with a strike length of up to 6,000 feet and average width of 200 feet.  The dimensions of this zone are based on the presence of detectable gold at 50 ppb to over 2,000 ppb.

The Koegel Rawhide Property is located in the Koegel Hills approximately 40 miles southeast of Fallon in the Rawhide Mining District, and five miles southwest of the Rawhide Mine, which is operated by Rawhide Mining Company.  Kennecott Minerals, the former owner of the mine, reported that the Rawhide Mine produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.  The Property is also six miles south of the Regent Property being explored by Pilot Gold Corporation and four miles south of Emgold’s Buckskin Rawhide Property.

Background on the Koegel Rawhide Property

The Koegel Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District.  Koegel Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.  The geology and mineralization is similar to the nearby Rawhide Mine, Regent Property, and Buckskin Rawhide Property.

Note that the location of the Koegel Rawhide Property in the vicinity of Rawhide Mine and other nearby exploration properties does not mean that a resource will be identified on the Property.  However, the presence of similar geology and mineralized structures to those on the Buckskin Rawhide, Regent, and Rawhide properties and historic mine workings in the area are favorable indicators for the potential of discovery.

Summary of Exploration Work Completed to Date at Koegel Rawhide

Geologic mapping and surface sampling by Charles P. Watson, a consulting geologist, was completed on the Koegel Rawhide Property in the years 1991-1992.  It indicates the area is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes.  Faults of several orientations occur on the Property with north, northwest and northeast trends.  Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

A total of 464 historic chip and grab samples were taken by Mr. Watson and the results ranged from non-detectable to 1.99 ounce per ton gold.  The sampling indicates the potential for both high grade vein and low grade bulk disseminated gold and silver mineralization.  The T-10 Zone was identified as one of the potentially mineralized high grade vein structures.  Historic sampling in the T-10 high grade area included 13 samples ranging in grades from 0.004 to 1.99 ounce per ton gold, with an average grade of 0.52 ounces per ton gold.  The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

As part of its due diligence when acquiring the Property, Emgold took ten rock chip-channel samples, each 12 inches in length, and four grab samples from outcrops of bedrock and structures.  Emgold’s sampling results ranged from non-detectable to 1.60 ounces per ton gold.  The grade of the 11 samples taken in the T-10 Zone ranged between non-detectable and 1.60 ounce per ton gold.  The average grade was 0.27 opt gold.  Results of Emgold’s sampling compared favorably with historic sampling on the Property.   Dry sample weights varied from one to two pounds. The results of the historic and Emgold samples are disclosed in detail in Emgold's February 27, 2012 press release.

Analysis of Historic and Emgold Exploration Work Completed to Date at Keogel Rawhide

Emgold has completed grade contouring of the historic and Emgold surface sample data, completed to date, which indicates the presence of a mineralized zone with a strike length of up to 6,000 feet and average width of 200 feet.  The dimensions of this zone are based on the presence of detectable gold at 50 ppb to over 2,000 ppb.  Mineralization appears to be related to faults on the Property.  This zone contains the T-10 Zone, as described above.

2012 Exploration Program

Emgold plans initially to complete surface rock and soil geochemical sampling programs on the Property.  Surface geochemical sampling will target higher grade areas, based on the historic sample data, Emgold sampling data, geology mapping, and grade contour mapping.  The main goal of the work will be to better understand the mineralized structures.  An emphasis will be to define and extend the historic T-10 zone where the highest grade mineralization was found to date, along with several other gold anomalies that have been identified.  Both soil and rock samples will be taken and analyzed for gold, silver, and other trace elements.  Ultimately, drill targets will be identified.  Funds are in place for this initial work, the cost of which is estimated to be less than US$50,000.

QA/QC

Mr. Robert Pease, Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101, participated in and directly supervised the sampling program completed by Emgold and interpreted historic data. The quality control and quality assurance program used by Emgold in its sampling is outlined in Emgold’s February 27, 2012 press release.  Mr. Pease has read and approved the scientific and technical information in this press release.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide and Koegel Rawhide Properties in Nevada, and the Stewart Property and the Rozan Property in British Columbia. For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Koegel Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization on the Koegel Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.